FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

The Bank of New York
101 Barclay Street, 22W
New York, NY 10286
USA

Notice to Owners of 144A/Reg S American Depositary Receipts of
Axtel S.A. de C.V.

144A CUSIP # 05461Y106 (144A ISIN # US05461Y1064)
Reg S CUSIP # 05461Y205 (Reg S ISIN # US05461Y2054)

Owners of record on April 12, 2006 of 144A and Regulation S American Depositary Receipts (each representing seven (7) CPOs, and each CPO representing seven (7) Shares of Axtel S.A. de C.V.) issued under the 144 A and Regulation S Deposit Agreements, dated as of December 5, 2005.

Only Mexican Owners* of 144A ADR’s and Regulation S ADR’s of Axtel S.A. de C.V. will be entitled to give voting instructions as to the matters to be discussed in the April 28, 2006 General Ordinary Shareholders’ Meeting.
Mexican Owners* of record as of such record date will be entitled, subject to any applicable provision of Mexican law or the CPO Trust or the bylaws of Axtel, S.A. de C.V. to instruct the Depositary as to the exercise of the voting rights, or right to give voting instructions, if any, pertaining to the amount of Shares or Deposited Securities represented by their respective American Depositary Shares.

Pursuant to Section 4.07 of the Deposit Agreements, upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted or to give voting instructions with respect to the amount of Deposited Securities underlying the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall forward to the CPO Trustee any evidence received by it from Owners purporting to establish that those Owners are entitled to give voting instructions with respect to matters as to which only Mexican holders may give voting instructions under the terms of the CPO Trust Agreement. The Depositary will not vote or give instructions to vote Shares or Deposited Securities other than in accordance with instructions received from Owners. .

* MEXICAN OWNERS: a Mexican national in the case of individual persons and, in the case of corporations or other legal entities, that it is a duly organized Mexican legal entity which qualifies as Mexican investor under the Mexican Ley de Inversion Extranjera and its regulation.

The Bank of New York,
as Depositary

AXTEL S.A. de C.V.
PROXY CARD PAGE #1

TO: The Bank of New York, Proxy Department
Fax Number: (212) 815-4219 / 2993
Telephone Number: (212) 815-4796 (Minerva Rosario)

RE: AXTEL S.A. DE C.V.
General Ordinary Shareholders’ Meeting to be held on APRIL 28, 2006.

FROM: _________________________________________________________________
Company Name

DTC PARTICIPANT NUMBER: ______________________________________________
Mandatory

SIGNATURE: _____________________________________________________________
Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________
Telephone/Fax Number, E-mail Address

TOTAL NUMBER 144 A ADRs (CUSIP # 05461Y106)
HELD AS OF APRIL 12, 2006: _____________________________________________

TOTAL NUMBER Reg S ADRs (CUSIP # 05461Y205)
HELD AS OF APRIL 12, 2006: _____________________________________________

NUMBER 144 A ADRs BEING VOTED: ________________________________________

NUMBER Reg S ADRs BEING VOTED: ________________________________________

I AM A MEXICAN OWNER OF AXTEL ADR’S

______________________________________________________________________________
Authorized Signatory Name

PRINT NAME: ___________________________________________________________

DATE: ________________________, 2006

AXTEL S.A. DE C.V.
General Ordinary Shareholders’ Meeting
APRIL 28, 2006

Only Mexican Owners* of 144A ADR’s and Regulation S ADR’s of Axtel S.A. de C.V. will be entitled to give voting instructions as to the matters to be discussed in the April 28, 2006 General Ordinary Shareholders’ Meeting.

The above-noted holder of 144A/Reg S American Depositary Receipts (“ADRs”) of AXTEL S.A. DE C.V. (the “Company”) hereby requests and instructs The Bank of New York, as Depositary, to endeavor insofar as practicable, to vote or cause to be voted the number of Deposited Securities underlying the ADRs held as of close of business on APRIL 12, 2006 at the Annual General Shareholders’ Meeting of the Company to be held in Mexico on APRIL 28, 2006 in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY
APRIL 21, 2006 AT 3:00 PM EST TO BE VALID

AXTEL S.A. de C.V.
PROXY CARD PAGE #2

General Ordinary Shareholders’ Meeting Resolutions

Please note that only Mexican Owners* of 144A ADR’s and Regulation S ADR’s of Axtel S.A. de C.V. will be entitled to give voting instructions as to the matters to be discussed in the April 28, 2006 General Ordinary Shareholders’ Meeting.
Report Items:

Resolution I

Discussion, approval or amendment of the report referred to in Article 172 of the “Ley General de Sociedades Mercantiles” (Mexican Corporations Law), for the fiscal year of 2005 of the Company. Reading of the Statutory Auditor’s Report and the Audit Committee’s Report.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Resolution II

Proposal and approval, if applicable, of the application of results for the fiscal year of 2005 of the Company.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Resolution III

Election of the Members of the Board of Directors and the Statutory Auditor, and their respective alternates and determination of their fees, including the appointment of the Chairman, Secretary and Prosecretary of the Board of Directors.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Resolution IV

Designation of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders’ Meeting.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Resolution V

Reading and approval, if applicable, of the Minutes.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

End of resolutions

* MEXICAN OWNERS: a Mexican national in the case of individual persons and, in the case of corporations or other legal entities, that it is a duly organized Mexican legal entity which qualifies as Mexican investor under the Mexican Ley de Inversion Extranjera and its regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: May 8, 2006